Exhibit 99.1

    For immediate release
December 12, 2007

Petro-Canada Enters Into Contracts
 To Close Its Hedged Portion Of Buzzard Production

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, AB – Petro-Canada announced today that it had entered into contracts to close out the hedged portion of its Buzzard production from  January 1, 2008 to December 31, 2010. Under the terms of the contracts, the Company has repurchased 30,688,000 barrels (bbls) of Dated Brent crude oil at an average price of approximately $85.79 US/bbl ($83.20 Cdn/bbl1), resulting in a settlement of $1.72 billion US  ($1.67 billion Cdn1 or $1.11 billion Cdn after tax1).

Funding of the transaction will be provided by cash and the use of currently available credit lines. The settlement will result in a reduction in fourth quarter 2007 cash flow from operating activities. A significant amount of the earnings impact associated with this settlement has been previously recorded as a reduction to net earnings.

“The hedges were originally put in place to let us acquire the Buzzard field by protecting the project economics, but with higher oil prices and greater expected upside from the Buzzard platform, we no longer need this protection,” said Harry Roberts, Executive Vice-President and Chief Financial Officer. “As well, Petro-Canada’s balance sheet is well positioned right now, we have surplus cash and the Canadian dollar is very strong, so the time is right for us to pre-pay on this obligation before our capital program ramps up in coming years.”

The hedges, which represented approximately 50% of the Company’s share of estimated plateau production for the Buzzard field, were originally entered into in the second quarter of 2004. They were to be in place for 3 ½ years, starting on July 1, 2007 until December 31, 2010 at an average price of approximately $26 US/bbl.

By effectively unwinding the derivative contracts, Petro-Canada eliminates a price-sensitive obligation on the balance sheet as the Company enters into a period of funding significant growth projects. This is consistent with the Company’s approach to not hedge production or other exposures of a strategic nature, unless there are unusual circumstances. Transactional hedging programs used on an ongoing basis, such as for Downstream operational needs and to facilitate sales with customers, will continue.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally.  The Company creates value by responsibly developing energy resources and providing world class petroleum products and services.  Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

1. Based on weighted average currency exchange rate over the period of the transaction.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Michelle Harries	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-7859

Pamela Tisdale
Investor Relations
Petro-Canada (Calgary)
Tel: (403) 296-4423

 LEGAL NOTICE – FORWARD-LOOKING INFORMATION / RESERVES ESTIMATES

This release contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other similar wording suggesting future outcomes or statements about an outlook. Below are examples of references to forward-looking information:

• future capital, exploration and other costs and expenditures	• construction and repair activities
• project development and expansion schedules and results	• future regulatory approvals
• business strategies and goals (including whether a project will be sanctioned)	• future oil and gas production levels and the sources of their growth
• pre-production and operating costs	• future exploration activities and costs and results of such activities and dates by which certain areas may be developed or may come on-stream

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

• industry capacity	• competitive actions by other companies
• the effects of weather and climate conditions	• fluctuations in oil and natural gas prices and supplies
• imprecise reserves estimates of recoverable quantities of oil from resource plays, and other sources not currently classified as reserves	• refining and marketing margins
• the results of exploration and development drilling, and related activities	• fluctuations in interest rates and foreign currency exchange rates
• the ability of suppliers to meet commitments	• actions, decisions and determinations by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
• decisions or approvals from administrative tribunals or political bodies	• changes in environmental and other regulations
• risks attendant with international or domestic oil and gas operations	• international and local political events
• expected rates of return	• nature and scope of actions by stakeholders and/or the general public
• general economic, market and business conditions

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

We caution readers that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this release is made as of the date of this release and, except as required by applicable laws, Petro-Canada does not update it publicly or revise it. This cautionary statement expressly qualifies the forward-looking information in this release.